Room 4561

September 15, 2006

Gene C. Wulf
Senior Vice President and Chief Financial Officer
Bemis Company, Inc.
One Neenah Center
4th Floor, P.O. Box 669
Neenah, Wisconsin 54956-0669

Re: Bemis Company, Inc.
         Form 10-K for the fiscal year ended December 31, 2005
         Filed March 15, 2006
         Form 10-Q for the quarterly period ended March 31, 2006
         Filed on May 10, 2006
         Form 10-Q for the quarterly period ended June 30, 2006
         Filed on August 9, 2006
         Forms 8-K
         Filed on July 27, 2006, April 27, 2006, January 27, 2006, and January 25, 2006
         File No. 001-05277

Dear Mr. Wulf:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K filed for the fiscal year ended December 31, 2005

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Presentation of Non-GAAP Information, page 10

1. We note your inclusion of measures of segment operating profit as part of your non-GAAP reconciliations. Tell us how you considered the guidance in Question 19 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003 (FAQ) in determining the presentation of these amounts.

2. Tell us how your presentations of non-GAAP operating profit, operating profit as a percentage of net sales and earnings per share meet the requirements of Item 10(e)(i)(C) and (D).

3. With regard to your adjustments to eliminate restructuring and related charges (income) from operating profit and earnings per share, tell us how you considered the requirements of Item 10(e)(1)(ii)(B) of Regulation S-K and the guidance in Questions 8, 9 and 11 of the FAQ. In this regard, we note that you recorded similar charges during 2003 and during the first six months of 2006 and that you intend to record additional restructuring charges in the future.

4. When presenting "as-adjusted" amounts you should clearly identify the amounts as non-GAAP measures.

5. The above comments are also applicable to the presentations of non-GAAP measures included in your filings on Form 10-Q.

Results of Operations

Consolidated Overview, pages 11 and 12

6. We note your presentation and discussion of consolidated "operating profit" throughout this section. This amount appears to represent the sum of segment measures presented in the footnotes to the financial statements. Presentation of this measure outside the context of a SFAS 131-required reconciliation is considered to represent a non-GAAP measure. Tell us how you considered the guidance in Question 21 of the FAQ in determining the compliance of this presentation with Item 10(e) of Regulation S-K.

Note 4 – Goodwill and Other Intangible Assets, page 28

7. We note your disclosure on page 27 that intangible assets have been assigned estimated useful lives "ranging up to 30 years." For each intangible asset category, tell us the weighted-average estimated useful life and describe the specific factors you considered in determining that lives of this length are appropriate.

Forms 8-K filed on July 27, April 27, January 27 and January 25, 2006

8. Tell us how your presentations of non-GAAP operating profit and non-GAAP operating profit as a percentage of net sales meet the requirements of Item 10(e)(i)(C) and (D). Tell us how you considered the guidance in Question 19 of the FAQ in determining the compliance of your presentation with Item 10(e).

Forms 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006

Presentation of Non-GAAP Information

9. We note your positioning of non-GAAP information as the first item presented in MD&A. Tell us how you determined that such prominent placement complies with Item 10(e)(1)(i)(A) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Tamara Tangen at (202) 551-3443 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief